United States securities and exchange commission logo





                      April 5, 2024

       Steven Burdick
       Executive Vice President and Chief Financial Officer
       Tetra Tech, Inc.
       3475 East Foothill Boulevard
       Pasadena, CA 91107

                                                        Re: Tetra Tech, Inc.
                                                            Form 10-K for
Fiscal Year Ended October 1, 2023
                                                            File No. 000-19655

       Dear Steven Burdick:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services